[Letterhead of Arrow Electronics, Inc.]
December 15, 2008
Ms. Kaitlin Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-0306

Re:	Arrow Electronics, Inc. Form 10-K for the fiscal year ended December 31, 2007 filed February 8, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 001-04482
Dear Ms. Tillan:
Attached please find our response to your correspondence, dated December 8, 2008. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.
We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Michael Sauro, Corporate Controller, at (631) 847-5498, or Peter Brown, General Counsel, at (631) 847-5760.
We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Paul J. Reilly Paul J. Reilly Senior Vice President and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements, page 37
Note 1. Summary of Significant Accounting policies, page 43
Cost in Excess of Net Assets of Companies Acquired, page 45
1.
We note that goodwill and total assets are $1.8 billion and $8.1 billion, respectively, as of December 31, 2007. Given the significance of your goodwill balance, please tell us and revise future filings to disclose how you test goodwill for impairment. Tell us how your policy considered paragraphs 19 — 22 of SFAS 142 and the two-step impairment test. Please also tell us and disclose in future filings the other indicators of potential impairment that would cause you to perform a goodwill impairment assessment.

Management’s Response: In future filings, we will revise our disclosure to expand on how we test goodwill for impairment, including our consideration of other indicators that would cause us to perform a goodwill impairment assessment between annual tests. Below is our proposed disclosure that incorporates the staff’s comment and addresses the request to draw a correlation between our policy on this matter and SFAS 142:

Cost in Excess of Net Assets of Companies Acquired
Goodwill represents the excess of the cost of an acquisition over the fair value of the assets acquired. The company tests goodwill for impairment annually as of the first day of the fourth quarter, and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist, such as (i) a significant adverse change in legal factors or in business climate, (ii) an adverse action or assessment by a regulator, (iii) unanticipated competition, (iv) a loss of key personnel, (v) a more-likely-than-not sale or disposal of all or a significant portion of a reporting unit, (vi) the testing for recoverability of a significant asset group within a reporting unit, or (vii) the recognition of a goodwill impairment loss of a subsidiary that is a component of the reporting unit. In addition, goodwill is required to be tested for impairment after a portion of the goodwill is allocated to a business targeted for disposal.
Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units and comparison of the fair value of each of these reporting units to the respective carrying value. The company’s reporting units are defined as global ECS and each of the three regional businesses within the global components business segment, which are North America, EMEASA, and Asia/Pacific. If the carrying value of the reporting unit is less than its fair value, no impairment exists and the second step is not performed. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for the excess.
The company estimates the fair value of a reporting unit using a three-year weighted average multiple of earnings before interest and taxes from comparable companies. In determining the fair value, the company makes certain judgments, including the identification of reporting units and the selection of comparable companies. If the judgments or their related assumptions change in the future as a result of changes in strategy and/or market condition, our conclusion may differ.
Revenue Recognition, page 47
2.	Please tell us and disclose in future filings the nature of your sales discounts, rebates and returns and how you classify and determine the amount netted against your sales.

Management’s Response: Customer discounts, rebates and returns are not material in comparison to the company’s overall sales volume or our accounts receivable balance. However, in future filings, we will expand our revenue recognition policy footnote to include how we estimate these amounts. Please see Attachment 1 below, which includes our proposed revenue recognition policy note and incorporates the additional information requested by the staff.

3.
You disclose that “the company has certain business with select customers and suppliers that is accounted for on an agency basis (that is, the company recognizes the fees associated with serving as an agent in sales with no associated cost of sales) in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Please tell us and disclose how you distinguish these sales from sales that are recorded on a gross basis. Tell us the significant terms of these agreements and how you applied EITF 99-19.

Management’s Response: In future filings, we will expand our revenue recognition policy footnote to explain how we distinguish agency sales from sales that are recorded on a gross basis. Please see Attachment 1 below, which includes our proposed revenue recognition policy note and incorporates the additional information requested by the staff.

The company sells service contracts to customers that purchase our enterprise computing solutions. The company purchases the service contracts directly from its suppliers and our customers deal directly with the supplier for claims during the service period. The company receives a fixed fee for the service and does not establish price or determine service specifications. The company generally has credit risk related to these transactions (a less persuasive indicator of gross reporting per EITF 99-19) however, the company generally matches the payment terms such that the customer is required to pay the company at the same time the company is required to pay the supplier. The company recognizes the sale of these service contracts on a net basis, and accordingly, only recognizes the net service fee associated with these transactions.

Additionally, the company performs logistics services for certain customers in its global component business segment. The company assists customers with their purchase of supplier-specific inventory to ensure just-in-time delivery. The company works with its supplier and customer to schedule delivery dates and receives a fixed fee for this service based upon a percentage of inventory sold. The company takes title to the inventory for a short time but does not assume the risks and rewards of ownership of the inventory. The inventory is delivered by the supplier to a third-party warehouse where it is consolidated and packaged for delivery according to the customer’s scheduled delivery dates. The company does not establish price or determine the specifications of the products sold. The company generally has credit risk related to these transactions (a less persuasive indicator of gross reporting per EITF 99-19) however, the company generally matches the payment terms such that the customer is required to pay the company at the same time the company is required to pay the supplier. The company recognizes these sales on a net basis, and accordingly, only recognizes the net logistics fee associated with these contracts.

Note 15. Contingencies, page 73
4.
On page 75, you disclose that “[t]he company has received an opinion of counsel that the recovery of costs incurred to date associated with the environmental clean-up costs related to the Norco and Huntsville sites, is probable. Based on the opinion of counsel received in the fourth quarter of 2007, the company increased the receivable for amounts due from E.ON AG by $7,244 during 2007 to $24,944.” Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced opinions. While management may elect to take full responsibility for determining probability and valuation of the liabilities, if you choose to continue to refer to the expert, you may need to revise to name the counsel and include the consent of the counsel if the disclosure is included in or incorporated by reference into any registration statement.

Management’s Response: Three law firms are involved in the pending litigation to secure payment of the amounts expended from the indemnitor (E.ON AG) and from a large number of insurance companies. Quarterly, representatives of each of the law firms meet with management of Arrow’s legal department, review the costs incurred in connection with the remediation and offer their opinion as to the recoverability of those costs. Following such meetings, management of Arrow’s legal department makes a determination regarding the probability of recovery. In future filings, we will revise our disclosure to remove reference to the opinion received from legal counsel.

Exhibit 31
5.
We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Management’s Response: In future filings, we will revise our certifications to exclude the certifying individual’s title at the beginning of each certification.

Form 10-Q for the Quarterly Period Ended September 30, 2008
Item 4. Controls and Procedures, page 33
6.
We note your disclosure that your Chief Executive Office and Chief Financial Officer concluded that, “as of September 30, 2008, the company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.” The language that is currently included after the words “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Management’s Response: In future filings, we will revise our disclosure under Item 4 of our Form 10-Q to eliminate the language after the word “effective.”
7.
We note your statement “in evaluating disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives...” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Management’s Response: In future filings, we will revise Item 4 to our Form 10-Q to remove the reference to the level of assurance of our disclosure controls and procedures.
8.
We note your disclosure that “[t]he company has excluded LOGIX and Achieva from its assessment of and conclusion on the effectiveness of the company’s internal control over financial reporting.” Since this discussion is included in your Form 10-Q and no assessment of or conclusion on the company’s internal control over financial reporting was required or provided in the 10-Q, please tell us why you included this disclosure.

Management’s Response: Pursuant to Item 308 of Regulations S-K, the company is required to identify and disclose any material changes in its internal control over financial reporting in each quarterly and annual report. This would include disclosing a change to internal control over financial reporting related to a business combination when an acquired company has or will be excluded from the company’s annual management report on internal control over financial reporting. Please refer to the SEC’s Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, as revised on September 24, 2007.

Attachment 1
Revenue Recognition
The company recognizes revenue in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services are rendered, the sales price is determinable, and collectibility is reasonably assured. Revenue typically is recognized at time of shipment.
Sales are recorded net of discounts, rebates, and returns. Prompt payment discounts are recorded at the time payment is received from the customer. Provisions are made for rebates, which are primarily volume driven, based on historical trends and anticipated customer buying patterns. Provisions for returns are based on historical sales returns, credit memo analysis, and other factors.
A portion of the company’s business involves shipments directly from its suppliers to its customers. In these transactions, the company is responsible for negotiating price both with the supplier and customer, payment to the supplier, establishing payment terms with the customer, product returns, and has risk of loss if the customer does not make payment. As the principal with the customer, the company recognizes the sale and cost of sale of the product upon receiving notification from the supplier that the product was shipped.
In addition, the company has certain business with select customers and suppliers that is accounted for on an agency basis (that is, the company recognizes the fees associated with serving as an agent in sales with no associated cost of sales) in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Generally, these transactions relate to the sale of supplier service contracts to customers where the company has no future obligation to perform under these contracts or the rendering of logistics services for the delivery of inventory for which the company does not assume the risks and rewards of ownership.